POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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91222 (9/16)



National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-174-62-66   REPLACEMENT OF POLICY NUMBER: 01-199-24-92

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

Item 1.   Name of Insured (herein called Insured): MVC CAPITAL, INC.

Principal Address   287 BOWMAN AVENUE
2ND FLOOR
PURCHASE, NY 10577

Item 2.   Bond Period: from 12:01a.m. 02/15/2018   to 12:01a.m. 02/15/2019
the effective date of the termination or cancellation of this bond, standard time at the
Principal Address as to each of said dates.

Item 3.   Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to		
	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$5,000,000	NIL
Insuring Agreement (B)-AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement (C)-ON PREMISES	$5,000,000	$100,000
Insuring Agreement (D)-IN TRANSIT	$5,000,000	$100,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$5,000,000	$100,000
Insuring Agreement (F)-SECURITIES	$5,000,000	$100,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$5,000,000	$100,000
Insuring Agreement (H)-STOP PAYMENT	$100,000	$5,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Optional Insuring Agreements and Coverages:		
Insuring Agreement (J)-COMPUTER SYSTEMS FRAUD	$5,000,000	$100,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$100,000	$5,000
Insuring Agreement (L)-AUTOMATED PHONE SYSTEMS		

2-14076

41205 (04/95)

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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1

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Endorsement #1, #2, #3, #4, #5, #6, #7, #8, #9, #10,#11, #12, #13

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 01-199-24-92 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $16,505

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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IN WITNESS WHEREOF, the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



PRESIDENT
N ational Union Fire Insu rance
Com p any o f Pittsbu rgh, Pa.

SECRETARY
N ational Union Fire Insu rance
Com p any o f Pittsbu rgh, Pa.



AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	**DATE**	**COUNTERSIGNATURE**

WILLIS OF NEW YORK, INC
200 LIBERTY STREET, 6TH FL
ONE WORLD FINANCIAL CENTER
NEW YORK, NY 10281

7234490

2-14076

41205 (04/95)   3

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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National Union Fire Insurance Company of Pittsburgh, Pa. ®

A capital stock com pany

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed prem ium , and subject to the Declarations m ade a part hereof, the General Agreem ents, Conditions and Lim itations and other term s of this bond, agrees with the Insured, in accordance with the Insuring Agreem ents hereof to which an am ount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any tim e but discovered during the Bond Period, to indem nify and hold harm less the Insured for:

IN SURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent comm itted by an Employee, comm itted anywhere and whether comm itted alone or in collusion with others, including loss of Property resulting from such acts of an Em ployee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreem ent shall m ean only dishonest or fraudulent act(s) comm itted by such Em ployee with the m anifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Em ployee, or for any other person or organization intended by the Em ployee to receive such benefit, other than salaries, comm issions, fees, bonuses, prom otions, awards, profit sharing, pensions or other em ployee benefits earned in the norm al course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or exam inations required by any governm ental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent of any of the Em ployees. The total liability of the Underwriter for such expense by reason of such acts of any Em ployee or in which such Em ployee is concerned or im plicated or with respect to any one audit or exam ination is lim ited to the am ount stated opposite Audit Expense in Item

3 of the Declarations; it being understood,

however, that such expense shall be deem ed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent of one or m ore of the Em ployees and the liability under this paragraph shall be in addition to the Lim it of liability stated in Insuring Agreem ent (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, m isplacem ent, m ysterious unexplainable disappearance, dam age thereto or destruction thereof, abstraction or rem oval from the possession, custody or control of the Insured, and loss of subscription, conversion, redem ption or deposit privileges through the m isplacem ent or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or prem ises located anywhere, except in an office listed in Item 4 of the Declarations or am endm ent thereof or in the m ail or with a carrier for hire other than an arm ored m otor vehicle com pany, for the purpose of transportation.

Offices and Equipm ent

(1) Loss of or dam age to, furnishings, fixtures, stationery, supplies or equipm ent, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attem pt thereat, or by vandalism or m alicious mischief; or

(2) loss through dam age to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attem pt thereat, or to the interior of any such office by

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as

issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

   (a) counterfeited, or
   (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
   (c) raised or otherwise altered, or lost, or stolen,or

(2) through the Insured's having, in good faith and in the course of business,

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER- NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be autom atically covered hereunder from the dates of their establishm ent, respectively. No notice to the Underwriter of an increase during any prem ium period in the num ber of offices or in the num ber of Em ployees at any of the offices covered hereunder need be given and no additional prem ium need be paid for the rem ainder of such prem ium period.

2. If an Investm ent Com pany, nam ed as Insured herein, shall, while this bond is in force, m erge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply autom atically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional prem ium shall be com puted only if such acquisition involves additional offices or employees.

B. WARRANTY

No statem ent m ade by or on behalf of the Insured, whether contained in the application or otherwise, shall be deem ed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person m aking the statem ent.

C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreem ents or Coverages now or hereafter form ing part of this bond)

The Underwriter will indem nify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the m erits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or dam age which, i es ablished against the Insured, would constitute a loss sustained by the Insured covered under the term s of this bond provided, however, that with respect to Insuring Agreem ent (A) this indem nity shall

apply only in the event that

(1) an Em ployee adm its to being guilty of any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent; or

(2) an Em ployee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statem ent of facts, that an Em ployee would be found guilty of dishonesty if such Em ployee were prosecuted.

The Insured shall prom ptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall perm it the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's nam e, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable inform ation and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the am ount of the Insured's liability or alleged liability is greater than the am ount recoverable under this bond, or if a Deductible Am ount is applicable, or both, the liability of the Underwriter under this General Agreem ent is lim ited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the am ount recoverable under this bond bears to the total of such am ount plus the am ount which is not so recoverable. Such indem nity shall be in addition to the Lim it of Liability for the applicable Insuring Agreem ent or Coverage.

D. FORMER EMPLOYEE

Acts of an Em ployee, as defined in this bond, are covered under Insuring Agreem ent (A) only while the Em ployee is in the Insured's em ploy. Should loss involving a form er Em ployee of the Insured be discovered subsequent to the term ination of em ploym ent, coverage would still apply under Insuring Agreem ent (A) if the direct proxim ate cause of the loss occurred while the form er Employee performed duties within the scope of his/her em ployment.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

BRANCH Archive Copy 4 All rights reserved.

**THE FOREGOING IN SURING AGREEMENTS AN D
GEN ERAL AGREEMEN TS ARE SUB JECT TO
THE FOLLOWING CONDITIONS
AN D LIMITATIONS:**

SECTION 1. DEFINITIONS

The following term s, as used in this bond, shall have the respective m eanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or em ployees, and

(2) any of the officers or em ployees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or m erger with, or purchase of assets or capital stock of such predecessor. and

(3) attorneys retained by the Insured to perform legal services for the Insured and the em ployees of such attorneys while such attorneys or the em ployees of such attorneys are perform ing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investm ent advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or adm inistrator authorized by written agreem ent to keep financial and/ or other required records, but only while perform ing acts com ing within the scope of the usual duties of an officer or em ployee or while acting as a m em ber of any comm ittee duly elected or appointed to exam ine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an em ployee within the prem ises of the Insured, by contract, or by any agency furnishing tem porary personnel on a contingent or part- tim e basis, and

(7) each na ural person, partnership or corporation authorized by written agreem ent with the Insured to perform services as electronic data processor of checks or other

accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub- section (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Em ployee of
a) an investm ent advisor,
b) an underwriter (distributor),
c) a transfer agent or shareholder accounting record- keeper, or
d) an adm inistrator authorized by written agreem ent to keep financial and/ or other required records,

for an Investm ent Com pany nam ed as Insured while perform ing acts com ing within the scope of the usual duties of an officer or Em ployee of any Investm ent Com pany nam ed as Insured herein, or while acting as a m em ber of any comm ittee duly elected or appointed to exam ine or audit or have custody of or access to the Property of any such Investm ent Com pany, provided that only Em ployees or partners of a transfer agent, shareholder accounting record- keeper or adm inistrator which is an affiliated person as defined in the Investm ent Com pany Act of 1940, of an Investm ent Com pany nam ed as Insured or is an affiliated person of the adviser, underwriter or adm inistrator of such Investm ent Com pany, and which is not a bank, shall be included within the definition of Em ployee.

Each em ployer of tem porary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and em ployees shall collectively be deem ed to be one person for all the purposes of this bond, excepting however, the last paragraph of Section 13.

41206 (9/84) **BRANArchive Copy** 5

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

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Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi- precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/ or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non- payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84) BRANCH 6

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loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub- sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

All rights reserved.

©

loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable m om ent after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six m onths after such discovery furnish to the Underwriter affirm ative proof of loss with full particulars. If claim is m ade under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond num ber or, where such securities or shares are uncertificated, by such identification m eans as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim , but where the loss is clear and undisputed, settlem ent shall be m ade within forty- eight hours; and this shall apply notwithstanding the loss is m ade up wholly or in part of securities of which duplicates m ay be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty- four m onths from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgm ent against the Insured in any suit m entioned in General Agreem ent C or to recover attorneys' fees paid in any such suit, shall be begun within twenty- four m onths from the date upon which the judgm ent in such suit shall becom e final. If any lim itation em bodied in this bond is prohibited by any law controlling the construction hereof, such lim itation shall be deem ed to be am ended so as to be equal to the m inim um period of lim itation perm itted by such law.

Discovery occurs when the Insured

(a) becom es aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assum e that a loss covered by the bond has been or will be incurred even though the exact am ount or etail of loss m ay not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of

accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be m ade hereunder, shall be determ ined by the average m arket value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the paym ent of claim therefor shall be the actual m arket value at the tim e of replacem ent; and further provided that in case of a loss or m isplacem ent of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redem ption or deposit privileges, the value thereof shall be the m arket value of such privileges imm ediately preceding the expiration thereof if said loss or m isplacem ent is not discovered until after their expiration. If no m arket price is quoted for such Property or for such privileges, the value shall be fixed by agreem ent between the parties or by arbitration.

In case of any loss or dam age to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not m ore than the cost of blank books, blank pages or other m aterials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of dam age to any office of the Insured, or loss of or dam age to the furnishings, fixtures, stationery, supplies, equipm ent, safes or vaults therein, the Underwriter shall not be liable for m ore than the actual cash value thereof, or for m ore than the actual cost of their replacem ent or repair. The Underwriter m ay, at its election, pay such actual cash value or m ake such replacem ent or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacem ent or repair, such shall be determ ined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the lim it stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Archive Copy

41206 (9/84) BRANCH

8

© All rights reserved.

be lim ited to paym ent for, or duplication of, securities having value equal to the lim it stated in Item 3 of the Declarations of this bond.

If the Underwriter shall m ake paym ent to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Am ount (at the tim e of the discovery of the loss) and for which the Underwriter m ay at its sole discretion and option and at the request of the Insured issue a Lost Instrum ent Bond or Bonds to effect replacem ent thereof, the Insured will pay the usual prem ium charged therefor and will indem nify the Underwriter against all loss or expense that the Underwriter m ay sustain because of the issuance of such Lost Instrum ent Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Am ount (at the tim e of discovery of the loss) and for which the Underwriter m ay issue or arrange for the issuance of a Lost Instrum ent Bond or Bonds to effect replacem ent thereof, the Insured agrees that it will pay as prem ium therefor a proportion of the usual prem ium charged therefor, said proportion being equal to the percentage that the Deductible Am ount bears to the value of the securities upon discovery of the loss, and that it will indem nify the issuer of said Lost Instrum ent Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the term s and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Lim it of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether m ade by the Insured or by the Underwriter, on account of any loss in excess of the Lim it of Liability hereunder plus the Deductible Am ount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indem nity taken by or for the benefit of the Underwriter, the net am ount of such recovery, less the actual costs and expenses of m aking sam e, shall be applied to reim burse the Insured in full for the excess portion of such loss, and the rem ainder, if any, shall be paid first in reim bursem ent of the Underwriter and thereafter in reim bursem ent of the Insured for that part of

such loss within the Deductible Am ount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all tim es prior to term ination hereof this bond shall continue in force for the lim it stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter m ay have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the num ber of years this bond shall continue in force and the num ber of prem ium s which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attem pt thereat, in which no Partner or Em ployee is concerned or im plicated shall be deem ed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in dam age to or destruction or m isplacem ent of Property, shall be deem ed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deem ed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or m ore persons (which dishonest act(s) or act(s) of Larceny or Em bezzlem ent include, but are not lim ited to, the failure of an Em ployee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or perm its the continuation of, the dishonest act or acts of any other person or persons shall be deem ed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deem ed to be one loss, and

shall be lim ited to the applicable Lim it of Liability stated in Item 3 of the Declarations of this bond irrespective of the total am ount of such loss or losses and shall not be cum ulative in am ounts from year to year or

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

41206 (9/84) *BRANCH Archive Copy* 9 All rights reserved.

from period to period.

Sub- section (c) is not applicable to any situation to which the language of sub- section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and term inated or cancelled or allowed to expire and in which the period for discovery has not expired at the tim e any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the am ount carried hereunder on such loss or the am ount available to the Insured under such other bonds or policies, as lim ited by the term s and conditions thereof, for any such loss if the latter am ount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indem nity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such am ount of such loss which is in excess of the am ount of such other insurance or suretyship, not exceeding, however, the Lim it of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreem ents of this bond on account of loss as specified, respectively, in sub- sections (a), (b), (c), (d) and (e) of Section 9, NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the am ount of such loss, after deducting the net am ount of all reim bursem ent and/ or recovery obtained or m ade by the Insured, other than from any bond or policy of insurance issued by an insurance com pany and covering such loss, or by the Underwriter on account thereof prior to paym ent by the Underwriter of such loss, shall exceed the Deductible Am ount set forth in Item 3 of the Declarations hereof (herein called Deductible Am ount) and then for such excess only, but in no event for m ore than the applicable Lim it of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the

Deductible Am ount, prem ium s on Lost Instrum ent Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreem ent A sustained by any Investm ent Com pany nam ed as Insured herein.

SECTION 13. TERMINATION

The Underwriter m ay term inate this bond as an entirety by furnishing written notice specifying the term ination date which cannot be prior to 60 days after the receipt of such written notice by each Investm ent Company nam ed as Insured and the Securities and Exchange Comm ission, Washington, D.C. The Insured m ay term inate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Comm ission, Washington. D.C. prior to 60 days before the effective date of the term ination. The Underwriter shall notify all other Investm ent Com panies nam ed as Insured of the receipt of such term ination notice and the term ination cannot be effective prior to 60 days after receipt of written notice by all other Investm ent Com panies. Prem ium s are earned until the term ination date as set forth herein.

This Bond will term inate as to any one Insured imm ediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or imm ediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignm ent for the benefit of creditors of the Insured. or imm ediately upon such Insured ceasing to exist, whether through m erger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned prem ium com puted at short rates in accordance with the standard short rate cancellation tables if term inated by the Insured or pro rata if term inated for any other reason.

This Bond shall terminate

(a) as to any Em ployee as soon as any partner, officer or supervisory Em ployee of the Insured, who is not in collusion with such Em ployee, shall learn of any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent on the part of such Em ployee without prejudice to the loss of any Property then in transit in the custody of such Em ployee (See

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

BRANCH Archive Copy   All rights reserved.

Section 16[d]), or

(b) as to any Em ployee 60 days after receipt by each Insured and by the Securities and Exchange Comm ission of a written notice from the Underwriter of its desire to term inate this bond as to such Em ployee, or

(c) as to any person, who is a partner, officer or em ployee of any Electronic Data Processor covered under this bond, from and after the tim e that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or inform ation that such person has comm itted any dishonest or fraudulent act(s), including Larceny or Em bezzlem ent in the service of the Insured or otherwise, whether such act be comm itted before or after the tim e this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any tim e prior to the term ination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured m ay give to the Underwriter notice that it desires under this bond an additional period of 12 m onths within which to discover loss sustained by the Insured prior to the effective date of such term ination or cancellation and shall pay an additional prem ium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of tim e shall term inate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose

without the necessity of the Underwriter giving notice of such term ination. In the event that such additional period of tim e is term inated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss m ay not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system s for the central handling of securities established and m aintained by Depository Trust Company, Midwest Depository Trust Com pany, Pacific Securities Depository Trust Com pany, and Philadelphia Depository Trust Com pany, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the m aking of appropriate entries on the books and records of such Corporations shall be deem ed to be Property.

The words "Em ployee" and "Em ployees" shall be deem ed to include the officers, partners, clerks and other em ployees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nom inee in whose nam e is registered any security included within the system s for the central handling of securities established and m aintained by such Corporations, and any em ployee of any recognized service com pany, while such officers, partners, clerks and other employees and em ployees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service com pany shall be any com pany providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the system s established and m aintained by such Corporations, unless such loss(es) shall be in excess of the am ount(s) recoverable or recovered under any bond or policy of insurance indem nifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for m ore than the Lim it of Liability applicable hereunder.

41206 (9/84) **BRANCH** **Archive Copy** 11

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

For the purpose of determ ining the Insured's share of excess loss(es) it shall be deem ed that the Insured has an interest in any certificate representing any security included within such system s equivalent to the interest the Insured then has in all certificates representing the sam e security included within such system s and that such Corporations shall use their best judgm ent in apportioning the am ount(s) recoverable or recovered under any bond or policy of insurance indem nifying such Corporations against such loss(es) in connection with the central handling of securities within such system s am ong all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the am ount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the am ount of the Insured's interest in such Property in excess of the am ount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nom inee in whose nam e is registered any security included within the system s for the central handling of securities established and m aintained by such Corporations, and upon paym ent to the Insured by the Underwriter on account of any loss(es) within the system s, an assignm ent of such of the Insured's rights and causes of action as it m ay have against such Corporations or Exchanges shall to the extent of such paym ent, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If m ore than one corporation, co- partnership or person or any com bination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or m ore or all of them shall not xceed the lim it for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them ,

(b) the one first nam ed herein shall be deem ed authorized to m ake, adjust and receive and enforce paym ent of all claim s hereunder and shall be deem ed to be the agent of the others for such purposes and for the giving or receiving of any notice required or perm itted to be given by the term s hereof, provided that the Underwriter shall furnish each nam ed Investm ent Com pany with a copy of the bond and with any am endm ent thereto, together with a copy of each form al filing of the settlem ent of each such claim prior to the execution of such settlem ent,

(c) the Underwriter shall not be responsible for the proper application of any paym ent m ade hereunder to said first nam ed Insured,

(d) knowledge possessed or discovery m ade by any partner, officer or supervisory Em ployee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first nam ed Insured ceases for any reason to be covered under this bond, then the Insured next nam ed shall thereafter be considered as the first nam ed Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investm ent Com pany Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the nam es of the transferors and transferees (or the nam es of the beneficial owners if the voting securities are requested in another name), and

(b) the total num ber of voting securities owned by the transferors and the transferees (or the beneficial owners), both imm ediately before and after the transfer, and

(c) the total num ber of outstanding voting securities.

As used in this section, control m eans the power to exercise a controlling influence over the m anagem ent or policies of the Insured.

Failure to give the required no ice shall result in term ination of coverage of this bond,

All rights reserved.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

©

effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

BRAND *Archive Copy*
© All rights reserved.

<u>EN DORSEMENT# 1</u>

This endorsem ent, effective   *12:01AM*   *February 15, 2018*   form s a part of

policy number   *01-174-62-66*
issued to   *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

AMEN DED FIDELITY

In consideration of the premium charged, it is hereby understood and agreed that:

1.   Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

(A)   Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; or

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading this bond coversonly loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in afinancial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

The word "Loan" as used in this Insuring Agreement means all extension of credit by the insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Archive Copy

2-14076

MNSCPT   BRANCH   END 1

This endorsement, effective *12:01 AM* *February 15, 2018* forms a part of

policy number *01-174-62-66*
issued to *MVC Capital, Inc.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

The word "Trading" as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

2-14076

MNSCPT

© All rights reserved.

END 1

BRANCH Archive Copy



<u>EN DORSEMENT# *2*</u>

This endorsem ent, effective   *12:01 AM*   *February 15, 2018*   form s a part of

policy number   *01-174-62-66*
issued to   *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

REPRESEN TATION OF INSURED

In consideration of the premium charged, it is hereby understood and agreed that:

1.   General   Agreement (B) WARRANTY - is hereby   deleted and replaced   by the
         following:

WARRANTY

(A)   The Insured represents that the information furnished in the application for this
         bond is complete, true and correct. Such application constitutes part of this policy.

         Any intentional misrepresentation, omission, concealment or any incorrect
         statement of a material fact, in the application or otherwise, shall be grounds for
         the rescission of this policy.

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms,
         limitations, conditions or agreements of the attached policy other than as above stated.

2-14076

MNSCPT

NOTICE: THESE POLICY FORMS AND THE
APPLICABLE RATES ARE EXEMPT FROM THE FILING
REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND
REGULATIONS. HOWEVER, FORMS AND RATES MUST
MEET THE MINIMUM STANDARDS OF THE NEW YORK
INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

BRANCH
Archive
Copy

END 2

<u>EN DORSEMENT# *3*</u>

This endorsem ent, effective   *12:01 AM*   *February 15, 2018*   form s a part of

policy number   *01-174-62-66*
issued to   *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

AMEN D DEFIN ITION OF EMPLOYEE

It is agreed that:

1.   SECTION 1. DEFINITIONS, Subsection (a) "Employee", is amended by adding the following:

      any employee of The Tokarz Group (including a leased employee of The Tokarz Group) while performing services for MVC Capital, Inc.

2.   Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

2-14076

MNSCPT

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.


AUTHORIZED REPRESENTATIVE

© All rights reserved.

BRANCH   **END 3**
Archive
Copy

ENDORSEMENT# *4*

This endorsem ent,effective *12:01 AM* *February 15, 2018* form s a part of

policy number *01-174-62-66*
issued to *MVC Capital, Inc.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

**N OTICE OF CLAIM
(REPORTING B Y E-
MAIL)**

In consideration of the prem ium charged, it is hereby understood and agreed as follows:

1. *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice m ay also be given in writing pursuant to the policy's other term s and conditions to the Insurer by em ail at the following em ail address:

   c- claim@AIG.com

   Your em ail m ust reference the policy num ber for this policy. The date of the Insurer's receipt of the em ailed notice shall constitute the date of notice.

   In addition to Notice of Claim Reporting via em ail, notice m ay also be given to the Insurer by m ailing such notice to: AIG, Financial Lines Claim s, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2. *Definitions*: For this endorsem ent only, the following definitions shall apply:

   (a) "Insurer" m eans the "Insurer," "Underwriter" or "Com pany" or other nam e specifically ascribed in this policy as the insurance com pany or underwriter for this policy.

   (b) "Notice of Claim Reporting" m eans "notice of claim / circum stance," "notice of loss" or other reference in the policy designated for reporting of claim s, loss or occurrences or situations that m ay give rise or result in loss under this policy.

   (c) "Policy" m eans the policy, bond or other insurance product to which this endorsem ent is attached.

3. This endorsem ent does not apply to any Kidnap & Ransom / Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

2-14076
99758 (8/08) ***BRANCH Copy*** ***Archive***
END 004
Page 1 of 1

EN DORSEMENT# *5*

This endorsem ent, effective *12:01 AM* *February 15, 2018* form s a part of

policy number *01-174-62-66*
issued to *MVC Capital, Inc.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

UN COLLECTAB LE ITEMS OF DEPOSIT

1. The attached bond is amended by adding the following Insuring Agreement L as follows:

   UNCOLLECTIBLE ITEMS OF DEPOSIT

   Loss resulting directly from payments of dividends or funds shares, or withdrawals from a customer's account as direct result of Items of Deposit which are not paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A).

   "Items of Deposit" means anyone or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

2. The following exclusion applies to Insuring Agreement L: any loss resulting from uncollectible items of deposit which are drawn from a Financial Institution outside the fifty states of the United States of America, District of Columbia, Puerto Rico, Territories and possessions of the United States of America, or Canada.

3. The Single Loss Limit of Liability applicable to this Insuring Agreement is limited to the sum of One Hundred Thousand Dollars ($100,000) and a single loss deductible amount of Twenty Five Thousand Dollars ($5,000).



NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

2-14076

MNSCPT

BRANCH **END 5**

Archive Copy

EN DORSEMENT# 6

This endorsem ent, effective *12:01 AM* *February 15, 2018* form s a part of

policy number *01-174-62-66*
issued to *MVC Capital, Inc.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

IN SURIN G AGREEMEN T J - COMPUTER SYSTEMS

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or
(2) change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c) an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i) cause the Insured or its agent(s) to sustain a loss, and

(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii) and further provided such voice instruction or advices:
(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
(b) were electronically recorded by the Insured or its agent(s).

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14076
MNSCPT BRANCH Archive Copy END 6

This endorsement, effective   *12:01 AM*   *February 15, 2018*   forms a part of

policy number   *01-174-62-66*
issued to   *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(4)   It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone.   The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such   recording, or because of failure of the   media used   to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

1.   As used in this Rider, Computer System means:

(a)   computers with related peripheral components, including storage components, wherever located,

(b)   systems and application software,

(c)   terminal devices,

(d)   related communication networks or   customer communication systems to include the Internet, and

(e)   related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

2.   In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)   loss resulting directly or indirectly from the theft of confidential information, material or data; and

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Archive Copy

2-14076

MNSCPT

BRANCH END 6

This endorsem ent, effective   *12:01 AM*   *February 15, 2018*   form s a part of

policy number   *01-174-62-66*
issued to   *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

(b)   loss resulting directly   or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

3.   The following portions of the attached bond are not applicable to this Rider:

(a)   the initial paragraph of the bond preceding the Insuring Agreements which reads " at any time but discovered during the Bond Period."

(b)   Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)   Section 10-LIMIT OF LIABILITY

4.   The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

5.   All loss or series   of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

6.   The Limit of Liability for the coverage provided by this Rider shall be $5,000,000 being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14076

MNSCPT   BRANCH   Archive Copy   END 6

This endorsem ent, effective   *12:01 AM*   *February 15, 2018*   form s a part of

policy number   *01-174-62-66*
issued to   *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

7. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $100,000 herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

8. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

9. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:
   (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
   (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

   The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

   "Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

2-14076

MNSCPT

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved

BRANCH END 6 Archive Copy

AUTHORIZED REPRESENTATIVE

EN DORSEMENT# 7

This endorsem ent, effective *12:01 AM* *February 15, 2018* form s a part of

policy number *01-174-62-66*
issued to *MVC Capital, Inc.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

UNAUTHORIZED SIGNATURES

It is agreed that:

1. The attached bond is amended to include the following insuring agreement:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured's right of recovery under this Coverage that the Insured shall have on file signature of all persons who are signatories on such account.

2. The Limit of Liability on the Agreement is $100,000 subject to a deductible of $5,000.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14076

MNSCPT

© All rights reserved.



END 7

BRANCH Archive Copy

<u>EN DORSEMENT# 8</u>

This endorsem ent, effective   *12:01 AM*   *February 15, 2018*   form s a part of

policy number   *01-174-62-66*
issued to   *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

ADDITION AL INSURED RIDER

It is agreed that:

1. Item 1 of the Declarations, "Name of Insured (herein called Insured)," is amended to include the following entity as an additional Insured under the attached bond:

    Additional Insured: MVC Private Equity Fund, L.P.
                                           The Tokarz Group Advisors LLC

                                           MVC Financial Services, Inc.

                                           MVC GP II, LLC

                                           MVC Partners

    Principal Address: 287 Bowman Avenue

                                           2nd Floor
                                           Purchase, NY 10577

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or   agreements of the attached bond other than as above stated.

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MNSCPT



NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

BRANCH Archive Copy

END 8

EN DORSEMENT# *9*

This endorsem ent, effective *12:01 AM* *February 15, 2018* form s a part of

policy number *01-174-62-66*
issued to *MVC Capital, Inc.*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

PROTECTED IN FORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25
FOLLOW FORM BOND (EXCESS OVER A FIDELITY
BOND) INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

   (i) confidential or non-public; or

   (ii) personal or personally identifiable;

   information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

   This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14076

AUTHORIZED REPRESENTATIVE

© All rights reserved.

113011 (10/12) ***BRANCH Archive Copy*** ***END 9***

EN DORSEMENT# 10

This endorsem ent, effective   *12:01 AM*   *February 15, 2018*   form s a part of

policy number   *01-174-62-66*
issued to   *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

LOSS PAYEE RIDER

It is agreed that:

1. At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving Money or other Property in which FIRSTTRUST BANK (individually and collectively, as the case may be, "Organization") has an interestshall be paid by an instrument issued to that Organization and the named Insured as joint loss payees, subject to the following conditions and limitations:

    a. the attached bond is for the sole use and benefit of the named Insured as expressed herein; the Organization named above shall not be considered an Insured under the bond, and shall not otherwise have any rights or benefits under said bond;

    b. notwithstanding any payment made pursuant to the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall be part of, and not in addition to, the Aggregate Limit of Liability stated in the Declaration Page of this bond and in no way shall serve to increase   the Underwriter's Limit of Liability as therein stated.

2. Solely for the purpose of the coverage provided by this rider, should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to notify the Organization within thirty (30) business days, but failure to do so shall not impair   or delay the effectiveness   of any such cancellation, reduction,   non-renewal   or restrictive modification, nor shall   the Underwriter be held liable in any way.

3. Solely for the purpose of the coverage afforded by this rider, should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the Organization within thirty (30) business days, but failure to do so shall not impair or delay the effectiveness of any such cancellation or reduction, nor shall the Underwriter be held liable in any way.

4. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

2-14076

MNSCPT

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

AUTHORIZED REPRESENTATIVE

© All rights reserved.

BRANCH   END 10
Archive
Copy

<u>EN DORSEMENT# 11</u>

This endorsem ent, effective   *12:01 AM*   *February 15, 2018*   form s a part of

policy number   *01-174-62-66*
issued to   *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

ECONOMIC SAN CTIONS ENDORSEMENT

Product Name: Investment Company Blanket Bond

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

2-14076

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.



AUTHORIZED REPRESENTATIVE

119679 (09/15) **BRANCH   END 11**
Archive
          Copy

<u>EN DORSEMENT# *12*</u>

This endorsem ent, effective   *12:01 AM*   *February 15, 2018*   form s a part of

policy number   *01-174-62-66*
issued to   *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

N EW YORK PUNITIVE DAMAGES AMENDATORY ENDORSEMENT

It is hereby understood and agreed that notwithstanding anything to the contrary herein, any coverage for punitive, exemplary and multiplied damages shall not apply if uninsurable under the law pursuant to which this policy shall be construed. This policy shall be construed under the laws of the state where: (1) the act or occurrence giving rise to such punitive, exemplary or multiple damages actually or allegedly occurred; (2) the claim seeking such punitive, exemplary or multiplied damages was brought; (3) the judgment or damages were awarded; or (4) the individual subject to such punitive, exemplary or multiple damages resides, or where an entity that is subject to such punitive, exemplary or multiple damages is incorporated or has its principal place of business.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

2-14076

127071 (09/17) **BRANCH   END 12**
                Archive
                Copy

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.



AUTHORIZED REPRESENTATIVE

ENDORSEMENT# *13*

This endorsem ent, effective *12:01 AM*   *February 15, 2018*   form s a part of

policy number   *01-174-62-66*
issued to *MVC Capital, Inc.*

by   *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is com prised of the following form s:

FORM NUMBER	EDITION DATE	FORM TITLE
41205	04/95	INVESTMENT COMPANY BLANKET BOND DECLARATIONS
41206	09/84	Investment Company Blanket Bond guts
MNSCPT		AMENDED FIDELITY
MNSCPT		REPRESENTATION OF INSURED
MNSCPT		AMEND DEFINITION OF EMPLOYEE
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
MNSCPT		UNCOLLECTABLE ITEMS OF DEPOSIT
MNSCPT		INSURING AGREEMENT J – COMPUTER SYSTEMS
MNSCPT		UNAUTHORIZED SIGNATURES
MNSCPT		ADDITIONAL INSURED RIDER
113011	10/12	PROTECTED INFORMATION EXCLUSION
MNSCPT		LOSS PAYEE RIDER
119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT
127071	09/17	NEW YORK PUNITIVE DAMAGES AMENDATORY ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

© All rights reserved.

Archive Copy

2-14076

END 013

RESOLVED, that the Board hereby approves the renewal of the existing Fidelity Bond policy with AIG until February 15, 2019 (the "Bond Renewal"), currently set to expire on February 15, 2018; and further

RESOLVED, that the Board, including all of the Independent Directors, hereby determines that the Fidelity Bond covering any officer of the insured, as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act, in the amount of $16,505 is reasonable in form and amount, after having given due consideration to the value of the assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Fund; and further

RESOLVED, that the Board, including all of the Independent Directors, hereby authorizes the payment by the Fund of the premium not to exceed $16,505 for the Bond Renewal, after giving due consideration to all relevant factors, including, but not limited to, the amount of the coverage under the Fidelity Bond; and further

RESOLVED, that in the event that the amount of coverage under the Fidelity Bond is required in the future to be increased in order to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, the Fund's officers be, and each hereby is, authorized to increase the amount of the Fidelity Bond coverage to the extent necessary to comply with such requirements; and further

RESOLVED, that each of the Fund's officers is hereby designated to make any filings required by the SEC and to give any required notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act.

A premium of $16,505 has been paid by MVC Capital Inc. for $5,000,000 of Fidelity Bond coverage. Fidelity Bond Policy covers the period February 15, 2018 to February 15, 2019.